Exhibit 99.1

RepliCel Life Sciences and YOFOTO (China) Health Obtain All Approvals Needed to Complete Investment

YOFOTO (China) Health and RepliCel Life Sciences now cleared to close investment transaction and commence collaboration activity in Greater China

VANCOUVER and NINGBO, China, Sept. 24, 2018 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce it has received, from the TSX Venture Exchange, the conditional approval required to complete the investment which is part of a previously announced collaboration agreement (the "Transaction") focused on commercialization of select RepliCel products in Greater China.

The Company also announces that YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") has received all the approvals from the Chinese regulatory authorities required to finalize the transaction.

With the required approvals in place, the parties expect to close the investment portion of the Transaction shortly allowing them to then immediately and actively launch their strategic partnership in Greater China (Mainland China, Hong Kong, Macau, and Taiwan) (the "Territory") and RepliCel's next stage of activity outside of Asia.

The investment portion of the Transaction is a CDN $5,090,000 purchase of common shares (each, a "Share") at CDN $0.95 per Share and will include 20% warrant coverage exercisable at CDN $0.95 per Share for a period of two years. The deal structure also includes milestone payments, sales royalties, and a commitment by YOFOTO to finance, over the next five years, the included RepliCel programs and an associated cell processing manufacturing facility in Greater China.

In addition to being a shareholder in RepliCel, YOFOTO will collaborate with RepliCel on the further development and commercialization of RepliCel's tendon regeneration cell therapy (RCT-01), skin rejuvenation cell therapy (RCS-01), and its injection technology for dermal applications (RCI-02) (excluding hair-related treatments) in the Territory.

"This investment represents a positive valuation of RepliCel by a commercially successful company having performed significant due diligence," stated RepliCel President and CEO, R. Lee Buckler. "We are very excited about what we have put in place while awaiting the completion of this transaction. Upon the closing of the investment, shareholders should expect to see RepliCel's programs and activity gain significant momentum over the coming months with a particular focus on bringing its medical device to market. We will provide shareholders with more details on what this means in a comprehensive update as soon as the transaction has closed," Buckler concluded.

About YOFOTO
YOFOTO (China) Health Industry Co., Ltd was established in 2004 as a company engaged in the health and consumer products industry. For example, YOFOTO has registered 31 different nutraceuticals with the State Food and Drug Administration (China). With a wide range of successful commercial products in the food, personal health care, and household categories, YOFOTO is now diversifying into higher-value health-related products and services such as genetic and blood testing, regenerative medicine, and destination health-treatment clinics. As part of its strategy, YOFOTO has made several investments outside of China. Its current expansion includes a global R&D production base, organic food base, natural cosmetic R&D center, a conference center, yacht club and health spa resort.

At present, YOFOTO has registered over 700 trademarks and attained over 60 patents. YOFOTO has 32 provincial branches in China and, in 2009, began international expansion into Russia, Vietnam, Thailand, and Cameroon. At the same time, YOFOTO began active participation in the Asia-Pacific Economic Cooperation (APEC) forum. YOFOTO Chairman of YOFOTO, Mr. Huang Jin Bao, was elected to be the member of the first APEC Chinese Industry and Commerce Council.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: (i) the completion of the Transaction with YOFOTO; and (ii) the fact that YOFOTO will make certain milestone payments, sales royalty payments and  finance, over the next five years, the included RepliCel programs and an associated cell processing manufacturing facility in Greater China. These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related to YOFOTO making all payments required in connection with the Transaction; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device; the risk that there will be delays enrolling clinical trial participants; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2016 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

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SOURCE RepliCel Life Sciences Inc.

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%CIK: 0001205059

For further information: Lee Buckler, CEO and President, 604-248-8693, info@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 06:00e 24-SEP-18